Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2021 Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2021 Results

Shanghai, China, March 22, 2022 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Net revenue increased by 34.1% year-over-year (“Y-o-Y”) to RMB2,187.4 million (US$343.2 million) in the fourth quarter of 2021 (4Q2020: RMB1,631.6 million).

•	Service revenue increased by 34.3% Y-o-Y to RMB2,185.9 million (US$343.0 million) in the fourth quarter of 2021 (4Q2020: RMB1,627.5 million).

•	Net loss was RMB312.9 million (US$49.1 million) in the fourth quarter of 2021, compared with a net loss of RMB271.5 million in the fourth quarter of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 35.5% Y-o-Y to RMB1,027.4 million (US$161.2 million) in the fourth quarter of 2021 (4Q2020: RMB758.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) increased to 47.0% in the fourth quarter of 2021 (4Q2020: 46.5%).

Full Year 2021 Financial Highlights

•	Net revenue increased by 36.2% Y-o-Y to RMB7,818.7 million (US$1,226.9 million) in 2021 (2020: RMB5,739.0 million).

•	Service revenue increased by 36.7% Y-o-Y to RMB7,814.4 million (US$1,226.3 million) in 2021 (2020: RMB5,716.9 million).

•	Net loss was RMB1,191.2 million (US$186.9 million) in 2021, compared with a net loss of RMB669.2 million in 2020.

•	Adjusted EBITDA (non-GAAP) increased by 38.2% Y-o-Y to RMB3,703.4 million (US$581.1 million) in 2021 (2020: RMB2,680.6 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) increased to 47.4% in 2021 (2020: 46.7%).

Fourth Quarter and Full Year 2021 Operating Highlights 1

•	Total area committed and pre-committed by customers increased by 23,538 square meters (“sqm”) in the fourth quarter of 2021, and by 118,722 sqm in the full year of 2021, to reach 556,822 sqm as of December 31, 2021, an increase of 27.1% Y-o-Y (December 31, 2020: 438,100 sqm).

•	Area in service increased by 33,530 sqm in the fourth quarter of 2021, and by 154,030 sqm in the full year of 2021, to reach 487,883 sqm as of December 31, 2021, an increase of 46.1% Y-o-Y (December 31, 2020: 333,853 sqm).

•	Commitment rate for area in service was 93.8% as of December 31, 2021 (December 31, 2020: 94.6%).

•	Area under construction was 161,515 sqm as of December 31, 2021 (December 31, 2020: 158,035 sqm).

•	Pre-commitment rate for area under construction was 61.3% as of December 31, 2021 (December 31, 2020: 77.4%).

•	Area utilized by customers increased by 19,147 sqm in the fourth quarter of 2021, and by 84,744 sqm in the full year of 2021, to reach 319,475 sqm as of December 31, 2021, an increase of 36.1% Y-o-Y (December 31, 2020: 234,731 sqm).

•	Utilization rate for area in service was 65.5% as of December 31, 2021 (December 31, 2020: 70.3%).

“We achieved another year with outstanding performance across our business,” said Mr. William Huang, Chairman and Chief Executive Officer. “Our strong sales momentum continued throughout 2021 with around 120,000 sqm of net additional area committed. We further strengthened our capacity in resource-scarce Tier 1 markets through both organic development and acquisitions. We also marked important milestones in our Southeast Asia regionalization plan with strategic footholds in both Malaysia and Indonesia that not only support our China-based customers’ international growth but also position us to capture new demand in one of the world’s fastest-developing digital regions. Our strategy is working and through broad-based efforts in 2021, we propelled our growth and further cemented our leadership position in the industry.”

1 From the third quarter of 2021, the Company has revised its historical operating metrics to include all Build-Operate-Transfer (“B-OT”) joint venture data centers. During the fourth quarter of 2021, the Company has made retrospective adjustments to the areas of two of its B-O-T data centers, namely NT4 and NT5, resulting in a slight difference in historical quarterly operating metrics.

“We recorded solid financial results in 2021 with a revenue increase of 36.2% and Adjusted EBITDA growth of 38.2%,” commented Mr. Dan Newman, Chief Financial Officer. “Furthermore, our Adjusted EBITDA margin rose to 47.4% compared with 46.7% a year ago. During the first quarter of 2022, we successfully raised US$620 million through a private convertible senior notes issuance to Sequoia China, STT GDC and a renowned Asian sovereign wealth fund, further strengthening our financial position to capture future growth opportunities.”

Fourth Quarter 2021 Financial Results

Net revenue in the fourth quarter of 2021 was RMB2,187.4 million (US$343.2 million), a 34.1% increase over the fourth quarter of 2020 of RMB1,631.6 million and a 6.1% increase over the third quarter of 2021 of RMB2,061.4 million. Service revenue in the fourth quarter of 2021 was RMB2,185.9 million (US$343.0 million), a 34.3% increase over the fourth quarter of 2020 of RMB1,627.5 million and a 6.1% increase over the third quarter of 2021 of RMB2,061.1 million. The increase over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 19,147 sqm of net additional area utilized in the fourth quarter of 2021, mainly related to the Shanghai 17 (“SH17”) Phase 2, Beijing 8 (“BJ8”), Beijing 16 (“BJ16”), Langfang 3 (“LF3”), Langfang 9 (“LF9”) and Langfang 10 (“LF10”) data centers.

Cost of revenue in the fourth quarter of 2021 was RMB1,700.1 million (US$266.8 million), a 41.5% increase over the fourth quarter of 2020 of RM1,201.6 million and a 5.9% increase over the third quarter of 2021 of RMB1,606.0 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized and an increase in depreciation and amortization costs related to the full quarter contribution from new data centers coming into service in the previous quarter, as well as new data centers coming into service in the fourth quarter of 2021, namely SH17 Phase 2, BJ16, Langfang 4 (“LF4”) Phase 1, as well as Beijing 20 (“BJ20”), Beijing 21 (“BJ21”), Beijing 22 (“BJ22”), Beijing 23 (“BJ23”) and Shenzhen 9 (“SZ9”) data centers acquired during the quarter.

Gross profit was RMB487.3 million (US$76.5 million) in the fourth quarter of 2021, a 13.3% increase over the fourth quarter of 2020 of RMB430.0 million, and a 7.0% increase over the third quarter of 2021 of RMB455.4 million.

Gross profit margin was 22.3% in the fourth quarter of 2021, compared with 26.4% in the fourth quarter of 2020, and 22.1% in the third quarter of 2021. The slight increase over the previous quarter was mainly due to a decrease in use of backup power compared to the third quarter, when grid power supply was limited in certain areas.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,148.4 million (US$180.2 million) in the fourth quarter of 2021, a 31.5% increase over the fourth quarter of 2020 of RMB873.5 million and a 6.0% increase over the third quarter of 2021 of RMB1,083.1 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 52.5% in the fourth quarter of 2021, compared with 53.5% in the fourth quarter of 2020, and 52.5% in the third quarter of 2021. The Adjusted GP margin stayed at similar level as the previous quarter.

Selling and marketing expenses, excluding share-based compensation expenses of RMB12.4 million (US$1.9 million), were RMB29.7 million (US$4.7 million) in the fourth quarter of 2021, a 17.7% increase from the fourth quarter of 2020 of RMB25.3 million (excluding share-based compensation of RMB14.5 million) and a 28.0% increase from the third quarter of 2021 of RMB23.2 million (excluding share-based compensation of RMB11.2 million). The increase over the previous quarter was primarily due to an increase in marketing activities in the last quarter of the year.

General and administrative expenses, excluding share-based compensation expenses of RMB50.8 million (US$8.0 million), depreciation and amortization expenses of RMB104.5 million (US$16.4 million) and operating lease cost relating to prepaid land use rights of RMB9.3 million (US$1.5 million), were RMB116.2 million (US$18.2 million) in the fourth quarter of 2021, a 33.8% increase over the fourth quarter of 2020 of RMB86.9 million (excluding share-based compensation expenses of RMB63.6 million, depreciation and amortization expenses of RMB67.9 million and operating lease cost relating to prepaid land use rights of RMB6.9 million) and a 13.0% increase from the third quarter of 2021 of RMB102.9 million (excluding share-based compensation of RMB53.0 million, depreciation and amortization expenses of RMB97.4 million, and operating lease cost relating to prepaid land use rights of RMB9.0 million). The increase over the previous quarter was mainly due to a higher level of professional fees related to acquisitions.

Research and development costs were RMB12.4 million (US$1.9 million) in the fourth quarter of 2021, compared with RMB10.0 million in the fourth quarter 2020 and RMB9.0 million in the third quarter of 2021.

Net interest expenses for the fourth quarter of 2021 were RMB442.8 million (US$69.5 million), a 14.5% increase over the fourth quarter of 2020 of RMB386.7 million and a 12.9% increase over the third quarter of 2021 of RMB392.1 million. The increase over the previous quarter was mainly due to higher interest expenses on increased total gross debt balance to finance data center capacity expansion, and a higher level of non-recurring financing costs related to debt refinancing activities.

Foreign currency exchange loss for the fourth quarter of 2021 was RMB3.9 million (US$0.6 million), compared with a loss of RMB3.7 million in the fourth quarter of 2020 and a loss of RMB3.9 million in the third quarter of 2021.

Others, net for the fourth quarter of 2021 was RMB37.2 million (US$5.8 million), compared with RMB7.6 million in the fourth quarter of 2020 and RMB14.7 million in the third quarter of 2021. The increase over the previous quarter was mainly due to a higher level of VAT related government grants during the quarter.

Net loss in the fourth quarter of 2021 was RMB312.9 million (US$49.1 million), compared with a net loss of RMB271.5 million in the fourth quarter of 2020 and a net loss of RMB301.1 million in the third quarter of 2021.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB1,027.4 million (US$161.2 million) in the fourth quarter of 2021, a 35.5% increase over the fourth quarter of 2020 of RMB758.0 million and a 6.8% increase over the third quarter of 2021 of RMB962.2 million.

Adjusted EBITDA margin (non-GAAP) was 47.0% in the fourth quarter of 2021, compared with 46.5% in the fourth quarter of 2020, and 46.7% in the third quarter of 2021. The increase over the previous quarter was mainly due to a higher level of VAT related government grants resulting in an increase in others, net, partially offset by a higher level of corporate expenses during the quarter.

Basic and diluted loss per ordinary share in the fourth quarter of 2021 was RMB0.24 (US$0.04), compared with RMB0.21 in the fourth quarter of 2020, and RMB0.23 in the third quarter of 2021.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2021 was RMB1.92 (US$0.3), compared with RMB1.70 in the fourth quarter of 2020, and RMB1.85 in the third quarter of 2021. Each ADS represents eight Class A ordinary shares.

Full Year 2021 Financial Results

Net revenue in 2021 was RMB7,818.7 million (US$1,226.9 million), a 36.2% increase from RMB5,739.0 million in 2020. Service revenue in 2021 was RMB7,814.4 million (US$1,226.3 million), a 36.7% increase from RMB5,716.9 million in 2020. Revenue from IT equipment sales was RMB4.3 million (US$0.7 million), compared with RMB22.1 million in 2020.

Cost of revenue in 2021 was RMB6,039.3 million (US$947.7 million), a 44.2% increase from RMB4,188.5 million in 2020.

Gross profit was RMB1,779.4 million (US$279.2 million) in 2021, a 14.8% increase from RMB1,550.5 million in 2020. Gross profit margin was 22.8% in 2021, compared with 27.0% in 2020.

Selling and marketing expenses, excluding share-based compensation expenses of RMB53.6 million (US$8.4 million), were RMB95.1 million (US$14.9 million) in 2021, a 17.7% increase from RMB80.7 million (excluding share-based compensation of RMB54.2 million) in 2020.

General and administrative expenses, excluding share-based compensation expenses of RMB219.3 million (US$34.4 million), depreciation and amortization expenses of RMB346.0 million (US$54.3 million) and operating lease cost relating to prepaid land use rights of RMB35.2 million (US$5.5 million), were RMB421.4 million (US$66.1 million) in 2021, a 45.5% increase from RMB289.6 million (excluding share-based compensation of RMB184.9 million, depreciation and amortization expenses of RMB208.9 million and operating lease cost relating to prepaid land use rights of RMB19.1 million) in 2020.

Research and development costs were RMB39.3 million (US$6.2 million) in 2021, compared with RMB40.0 million in 2020.

Net interest expenses were RMB1,604.3 million (US$251.7 million) in 2021, a 24.6% increase from RMB1,287.5 million in 2020.

Others, net was RMB86.7 million (US$13.6 million) in 2021, compared with RMB32.0 million in 2020.

Net loss was RMB1,191.2 million (US$186.9 million) in 2021, compared with a net loss of RMB669.2 million in 2020.

Adjusted EBITDA was RMB3,703.4 million (US$581.1 million) in 2021, a 38.2% increase from RMB2,680.6 million in 2020. Adjusted EBITDA margin (non-GAAP) was 47.4% in 2021, compared with 46.7% in 2020.

Basic and diluted loss per ordinary share was RMB0.9 (US$0.14) in 2021, compared with RMB0.59 in 2020. Basic and diluted loss per ADS was RMB7.23 (US$1.14) in 2021, compared with RMB4.71 in 2020. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the fourth quarter of 2021 was 556,822 sqm, compared with 438,100 sqm at the end of the fourth quarter of 2020 and 533,284 sqm at the end of the third quarter of 2021, an increase of 27.1% Y-o-Y and 4.4% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2021, net additional total area committed was 23,538 sqm, including significant contributions from the SH17 Phase 3, Changshu 3 (“CS3”) Phase 1, Beijing 13 (“BJ13”), Beijing 14 (“BJ14”) Phase 1 and Huailai 1 (“HL1”) Phase 2 data centers.

Data Center Resources

Area in service at the end of the fourth quarter of 2021 was 487,883 sqm, compared with 333,853 sqm at the end of the fourth quarter of 2020 and 454,354 sqm at the end of the third quarter of 2021, an increase of 46.1% Y-o-Y and 7.4% Q-o-Q. In the fourth quarter of 2021, SH17 Phase 2, BJ16, BJ20/BJ21/BJ22/BJ23 (through acquisition), LF4 Phase 1, and SZ9 (through acquisition) data centers came into service.

Area under construction at the end of the fourth quarter of 2021 was 161,515 sqm, compared with 158,035 sqm at the end of the fourth quarter of 2020 and 157,227 sqm at the end of the third quarter of 2021, an increase of 2.2% Y-o-Y and an increase of 2.7% Q-o-Q, respectively. In the fourth quarter of 2021, construction commenced on the SH17 Phase 3, CS3 Phase 1, BJ14 Phase 1, HL1 Phase 2 and Shenzhen 10 (“SZ10”) data centers.

•	SH17 Phase 3 is the third and final phase of SH17 data center at the same site as our Shanghai 16 data center in the Minhang District of Shanghai. SH17 Phase 3 will yield a net floor area of 7,280 sqm and is 59.6% pre-committed. It is expected to come into service in the second half of 2022.

•	CS3 Phase 1 is the first phase of the third data center at a site in Changshu, Jiangsu Province which the Company previously acquired from the local government (namely Changshu Land Site 1), next to our Changshu 1 and Changshu 2 data centers. CS3 Phase 1 will yield a net floor area of 6,000 sqm and is 100% pre-committed. It is expected to come into service in the second half of 2022.

•	BJ14 Phase 1 is the first phase of BJ14, the second and final data center on a site in the Tongzhou District of Beijing, next to our BJ13 data center which is also under construction. BJ14 Phase 1 will yield a net floor area of 8,140 sqm and is 33.3% pre-committed. It is expected to come into service in the first half of 2023.

•	HL1 Phase 2 is the second phase of the HL1 data center, a build-operate-transfer (“B-O-T”) data center in the Huailai County of Zhangjiakou in Hebei Province. HL1 Phase 2 will yield a net floor area of 3,440 sqm and is expected to come into service in the second half of 2022.

•	SZ10 is the second data center next to SZ9 which the Company acquired during the fourth quarter of 2021 (two data centers on a site previously announced and referred to as the SZ9 acquisition). SZ10 will yield a net floor area of 1,601 sqm and is expected to come into service in the second half of 2022.

Commitment rate for area in service was 93.8% at the end of the fourth quarter of 2021, compared with 94.6% at the end of the fourth quarter of 2020 and 95.9% at the end of the third quarter of 2021. Pre-commitment rate for area under construction was 61.3% at the end of the fourth quarter of 2021, compared with 77.4% at the end of the fourth quarter of 2020 and 62.1% at the end of the third quarter of 2021.

Area utilized at the end of the fourth quarter of 2021 was 319,475 sqm, compared with 234,731 sqm at the end of the fourth quarter of 2020 and 300,328 sqm at the end of the third quarter of 2021, an increase of 36.1% Y-o-Y and 6.4% Q-o-Q. Net additional area utilized was 19,147 sqm in the fourth quarter of 2021, which mainly came from additional area utilized in the SH17 Phase 2, BJ8, BJ16, LF3, LF9 and LF10 data centers.

Utilization rate for area in service was 65.5% at the end of the fourth quarter of 2021, compared with 70.3% at the end of the fourth quarter of 2020 and 66.1% at the end of the third quarter of 2021.

During the fourth quarter of 2021, the Company completed its previously announced acquisition of a major data center site in Beijing, containing four data centers, BJ20, BJ21, BJ22 and BJ23. The four data centers are all in service with a total net floor area of 11,632 sqm according to the latest design.

During the fourth quarter of 2021, the Company completed its previously announced acquisition of SZ9 and SZ10 data centers (two data centers on a single site previously referred to as the SZ9 acquisition). SZ9 is currently in service with a net floor area of 2,217 sqm and is 100% committed. SZ10 will yield a net floor area of 1,601 sqm and is currently under construction.

During the fourth quarter of 2021, the Company completed its previously announced sale to GIC of a 49% equity interest in the project company holding the HL1 Phase 1 data center, under the new master joint venture agreement signed between the two parties in the third quarter of 2021. As a result, HL1 Phase 1 has become our first B-O-T joint venture data center with GDS owning 51% equity interest and GIC owning 49%.

During the fourth quarter of 2021, as previously announced, the Company entered into a definitive agreement to acquire a regional data center company (the “Target”) which holds a portfolio of data center development projects located at several sites in Guangdong Province. The counterparty for this acquisition is the same as for the SZ9/SZ10 acquisition. GDS will initially acquire a minority equity interest in the Target, and will subsequently acquire all the remaining equity interest in phases when certain conditions are met. The Target’s portfolio has a total developable net floor area of over 100,000 sqm, or a total developable IT power capacity of over 250 megawatts (“MW”), all with required energy quota. The projects in the portfolio are either at an early stage of development or held for future development. The Company has recently subsequently completed the acquisition of the initial minority equity interest in the Target.

Liquidity

As of December 31, 2021, cash was RMB9,968.1 million (US$1,564.2 million). Total short-term debt was RMB6,647.2 million (US$1,043.1 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB5,948.0 million (US$933.4 million) and the current portion of finance lease and other financing obligations of RMB699.1 million (US$109.7 million). Total long-term debt was RMB29,113.9 million (US$4,568.6 million), comprised of long-term borrowings (excluding current portion) of RMB18,284.5 million (US$2,869.2 million), convertible bonds of RMB1,895.8 million (US$297.5 million) and the non-current portion of finance lease and other financing obligations of RMB8,933.5 million (US$1,401.9 million). During the fourth quarter of 2021, the Company obtained new debt financing and re-financing facilities of RMB6,881.6 million (US$1,079.9 million). For the full year 2021, the Company obtained new debt financing and re-financing facilities of RMB16,596.6 million (US$2,604.4 million).

Recent Developments

Wuhan 1 and Wuhan 2

The Company recently completed its previously announced acquisition of a site in Wuhan, Hubei Province, containing two data centers under construction, Wuhan 1 and Wuhan 2. The two data centers will yield an aggregate net floor area of approximately 8,400 sqm once fully developed.

Nusajaya Site, Johor, Malaysia

The Company recently completed the previously announced acquisition of a greenfield site in the Nusajaya Tech Park, Johor, Malaysia, immediately adjacent to Singapore. The Company intends to develop the site into a data center campus comprising a total net floor area of approximately 18,000 sqm, or 54 MW of total IT power capacity, according to the initial design. The first phase of the development, with an IT power capacity of 18 MW, is expected to be delivered in 2024.

Land Purchase in Nongsa Digital Park, Batam, Indonesia

The Company recently completed its acquisition of a greenfield site in the Nongsa Digital Park, located in Batam, Indonesia, approximately 25 km from Singapore. The Company plans to construct two new data center buildings on the site, comprising a total net floor area of approximately 10,000 sqm or 28 MW of total IT power capacity. The Company expects to secure a supply of renewable energy to support the data center site. The development of a data center campus in Nongsa Digital Park will complement the Company’s existing project in the Nusajaya Tech Park, Johor, Malaysia forming a strong core for its “Singapore Plus” strategy in the region.

New Land Acquisition – Xianghe Land Site 1

The Company has recently completed its acquisition of a majority equity interest in a target company which owns greenfield land in the Xianghe County of Langfang in Hebei Province, namely Xianghe Land Site 1. The target company has already obtained required energy quota and other approvals for the data center development on the site. Approximately 10 km to the east of Tongzhou District of Beijing, the site is well located to serve the Beijing market. Xianghe Land Site 1 has a land area of approximately 65,000 sqm and once fully developed, it will yield a net floor area of approximately 30,000 sqm. It is currently held for future development. The Company intends to subsequently acquire all the remaining minority equity interest in the target company when certain conditions are met.

New Data Center in Hong Kong – Hong Kong 3

The Company recently entered into a definitive agreement for the lease of a purpose-built building shell (currently under construction by the landlord) in Hong Kong which will house our Hong Kong 3 (“HK3”) data center. HK3 is located in West Kowloon, approximately 3 km away from the Company’s existing Hong Kong 1 (“HK1”), Hong Kong 2 (“HK2”) and Hong Kong 4 (“HK4”) data center cluster in the Kuai Chung area. HK3 will yield a net floor area of 7,265 sqm. It is expected to be delivered in the second half of 2024, ensuring that we will have continuous new capacity across four purpose-built data centers coming into service in Hong Kong through 2022 to 2025.

New Acquisition – Shenzhen 11

The Company has recently entered into a definitive agreement to acquire a 100% equity interest in a target company which has developed a data center in the Longhua District of Shenzhen, Shenzhen 11 (“SZ11”). SZ11 is currently under construction and will yield a net floor area of approximately 7,089 sqm. It is a scarce resource in a Tier 1 core location which the Company believes is highly marketable.

Private Placement of Convertible Senior Notes and Strategic Cooperation Agreement with Sequoia China

The Company has recently announced and subsequently closed on March 8, 2022 the sale of US$620 million in aggregate principal amount of 0.25% convertible senior notes due 2029 (the “Notes”) to Sequoia China Infrastructure Fund I (“SCIF”), ST Telemedia Global Data Centres (“STT GDC”), and an Asian sovereign wealth fund which has a strategic relationship with GDS (collectively, the “Investors”).

In conjunction with SCIF’s investment in the Notes, GDS and Sequoia Capital China (together with its affiliates, “Sequoia China”) have entered into a Strategic Cooperation Agreement pursuant to which GDS and Sequoia China will identify and pursue collaborative opportunities for business synergies between GDS and Sequoia China; the development and implementation of GDS’s regionalization strategy; and strategic acquisitions and investments in the internet data center business in China and overseas.

Business Outlook

For the full year of 2022, the Company expects its total revenues to be between RMB9,320 million to RMB9,680 million, implying a year-on-year increase of between approximately 19.2% to 23.8%; and its Adjusted EBITDA to be between RMB4,285 million to RMB4,450 million, implying a year-on-year increase of between approximately 15.7% to 20.2%. In addition, the Company expects capex to be around RMB12,000 million for the full year of 2022.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on March 22, 2022 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-833-239-5535
International:	+65-6713-5640
Hong Kong:	+852-3018-6768
Mainland China:	400-820-9615
Conference ID:	4357735

Participants should dial in at least 15 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until March 30, 2022 08:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	4357735

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
Assets
Current assets
Cash	16,259,457	9,968,109	1,564,214
Accounts receivable, net of allowance for doubtful accounts	1,480,335	1,732,686	271,896
Value-added-tax (“VAT”) recoverable	155,620	229,090	35,949
Prepaid expenses and other current assets	423,394	2,533,990	397,639
Total current assets	18,318,806	14,463,875	2,269,698

Property and equipment, net	29,596,061	40,623,503	6,374,714
Prepaid land use rights, net	678,190	634,953	99,638
Operating lease right-of-use assets	3,059,700	4,030,205	632,427
Goodwill and intangible assets, net	3,381,715	8,359,141	1,311,732
Other non-current assets	2,224,323	3,520,766	552,484
Total assets	57,258,795	71,632,443	11,240,693

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,153,390	5,948,013	933,373
Accounts payable	3,657,112	3,901,799	612,277
Accrued expenses and other payables	1,492,649	2,770,547	434,759
Operating lease liabilities, current	86,258	145,739	22,870
Finance lease and other financing obligations, current	254,412	699,145	109,711
Total current liabilities	7,643,821	13,465,243	2,112,990

Long-term borrowings, excluding current portion	10,566,746	18,284,514	2,869,239
Convertible bonds payable	1,928,466	1,895,846	297,500
Operating lease liabilities, non-current	1,542,895	1,883,560	295,572
Finance lease and other financing obligations, non-current	8,097,881	8,933,540	1,401,867
Other long-term liabilities	811,264	1,273,578	199,852
Total liabilities	30,591,073	45,736,281	7,177,020

Mezzanine equity
Redeemable preferred shares	980,910	958,480	150,406
Redeemable non-controlling interests	120,820	404,673	63,502
Total mezzanine equity	1,101,730	1,363,153	213,908

GDS Holdings Limited shareholders' equity
Ordinary shares	507	507	80
Additional paid-in capital	28,728,717	28,983,330	4,548,117
Accumulated other comprehensive loss	(439,635)	(599,186)	(94,026)
Accumulated deficit	(2,723,597)	(3,910,815)	(613,692)
Total GDS Holdings Limited shareholders' equity	25,565,992	24,473,836	3,840,479
Non-controlling interests	0	59,173	9,286
Total equity	25,565,992	24,533,009	3,849,765

Total liabilities, mezzanine equity and equity	57,258,795	71,632,443	11,240,693

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	1,627,451	2,061,104	2,185,857	343,009	5,716,868	7,814,404	1,226,251
Equipment sales	4,149	314	1,520	239	22,104	4,277	671
Total net revenue	1,631,600	2,061,418	2,187,377	343,248	5,738,972	7,818,681	1,226,922
Cost of revenue	(1,201,554)	(1,605,983)	(1,700,104)	(266,783)	(4,188,521)	(6,039,252)	(947,690)
Gross profit	430,046	455,435	487,273	76,465	1,550,451	1,779,429	279,232

Operating expenses
Selling and marketing expenses	(39,720)	(34,371)	(42,101)	(6,607)	(134,937)	(148,614)	(23,321)
General and administrative expenses	(225,342)	(262,204)	(280,744)	(44,055)	(702,524)	(1,021,950)	(160,366)
Research and development expenses	(10,042)	(9,023)	(12,422)	(1,949)	(40,049)	(39,343)	(6,174)
Income from operations	154,942	149,837	152,006	23,854	672,941	569,522	89,371
Other income (expenses):
Net interest expenses	(386,736)	(392,072)	(442,828)	(69,489)	(1,287,495)	(1,604,292)	(251,748)
Foreign currency exchange loss, net	(3,698)	(3,933)	(3,932)	(617)	(21,038)	(7,644)	(1,200)
Gain from purchase price adjustment	0	0	7,010	1,100	55,154	7,010	1,100
Others, net	7,617	14,672	37,194	5,837	32,002	86,652	13,598
Loss before income taxes	(227,875)	(231,496)	(250,550)	(39,315)	(548,436)	(948,752)	(148,879)
Income tax expenses	(43,626)	(69,635)	(62,332)	(9,781)	(120,778)	(242,461)	(38,047)
Net loss	(271,501)	(301,131)	(312,882)	(49,096)	(669,214)	(1,191,213)	(186,926)
Net loss attributable to non-controlling interests	0	351	911	143	0	1,403	220
Net loss (income) attributable to redeemable non-controlling interests	1,567	2,519	(3,917)	(615)	2,807	2,592	407
Net loss attributable to GDS Holdings Limited shareholders	(269,934)	(298,261)	(315,888)	(49,568)	(666,407)	(1,187,218)	(186,299)
Accretion to redemption value of redeemable non-controlling interests	(11,485)	(26,840)	(22,533)	(3,536)	(18,627)	(77,644)	(12,184)
Net loss available to GDS Holdings Limited shareholders	(281,419)	(325,101)	(338,421)	(53,104)	(685,034)	(1,264,862)	(198,483)
Cumulative dividend on redeemable preferred shares	(12,758)	(12,395)	(12,267)	(1,925)	(52,709)	(49,073)	(7,701)
Net loss available to GDS Holdings Limited ordinary shareholders	(294,177)	(337,496)	(350,688)	(55,029)	(737,743)	(1,313,935)	(206,184)

Loss per ordinary share
Basic and diluted	(0.21)	(0.23)	(0.24)	(0.04)	(0.59)	(0.90)	(0.14)

Weighted average number of ordinary share outstanding
Basic and diluted	1,383,065,366	1,456,204,136	1,459,816,733	1,459,816,733	1,253,559,523	1,452,906,722	1,452,906,722

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(271,501)	(301,131)	(312,882)	(49,096)	(669,214)	(1,191,213)	(186,926)
Foreign currency translation adjustments, net of nil tax	(333,728)	13,980	(70,816)	(11,113)	(386,951)	(159,714)	(25,063)
Comprehensive loss	(605,229)	(287,151)	(383,698)	(60,209)	(1,056,165)	(1,350,927)	(211,989)
Comprehensive loss attributable to non-controlling interests	0	351	1,074	169	0	1,566	246
Comprehensive loss (income) attributable to redeemable non-controlling interests	1,567	2,519	(3,917)	(615)	2,807	2,592	407
Comprehensive loss attributable to GDS Holdings Limited shareholders	(603,662)	(284,281)	(386,541)	(60,655)	(1,053,358)	(1,346,769)	(211,336)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(271,501)	(301,131)	(312,882)	(49,096)	(669,214)	(1,191,213)	(186,926)
Depreciation and amortization	478,400	697,889	739,176	115,993	1,638,474	2,616,898	410,648
Amortization of debt issuance cost and debt discount	79,607	35,567	63,325	9,937	160,699	200,069	31,395
Share-based compensation expense	111,237	91,760	90,906	14,265	333,686	391,275	61,400
Gain from purchase price adjustment	0	0	(7,010)	(1,100)	(55,154)	(7,010)	(1,100)
Others	(2,696)	15,752	(27,042)	(4,243)	(64,171)	1,234	194
Changes in operating assets and liabilities	(82,455)	(83,646)	(140,378)	(22,029)	(1,023,433)	(809,890)	(127,090)
Net cash provided by operating activities	312,592	456,191	406,095	63,727	320,887	1,201,363	188,521

Purchase of property and equipment and land use rights	(2,331,998)	(3,241,924)	(2,313,896)	(363,101)	(8,020,580)	(9,699,125)	(1,522,005)
Payments related to acquisitions and investments	(413,231)	(595,899)	(415,746)	(65,240)	(1,357,427)	(4,013,279)	(629,771)
Receipts from collection of loans	0	20,866	0	0	0	20,866	3,274
Net cash used in investing activities	(2,745,229)	(3,816,957)	(2,729,642)	(428,341)	(9,378,007)	(13,691,538)	(2,148,502)

Net proceeds from financing activities	13,117,261	1,114,694	4,118,458	646,274	20,143,661	8,119,155	1,274,074
Net cash provided by financing activities	13,117,261	1,114,694	4,118,458	646,274	20,143,661	8,119,155	1,274,074
Effect of exchange rate changes on cash and restricted cash	(464,882)	22,607	8,790	1,380	(566,874)	(95,542)	(14,994)

Net increase (decrease) of cash and restricted cash	10,219,742	(2,223,465)	1,803,701	283,040	10,519,667	(4,466,562)	(700,901)
Cash and restricted cash at beginning of period	6,273,187	12,446,131	10,222,666	1,604,159	5,973,262	16,492,929	2,588,100
Cash and restricted cash at end of period	16,492,929	10,222,666	12,026,367	1,887,199	16,492,929	12,026,367	1,887,199

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	430,046	455,435	487,273	76,465	1,550,451	1,779,429	279,232
Depreciation and amortization	409,396	599,223	632,779	99,297	1,425,906	2,265,181	355,456
Operating lease cost relating to prepaid land use rights	1,360	1,481	1,249	196	1,360	5,260	825
Accretion expenses for asset retirement costs	1,174	1,478	1,483	233	4,084	6,227	977
Share-based compensation expenses	31,553	25,492	25,613	4,019	89,943	110,291	17,308
Adjusted GP	873,529	1,083,109	1,148,397	180,210	3,071,744	4,166,388	653,798
Adjusted GP margin	53.5%	52.5%	52.5%	52.5%	53.5%	53.3%	53.3%

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(271,501)	(301,131)	(312,882)	(49,096)	(669,214)	(1,191,213)	(186,926)
Net interest expenses	386,736	392,072	442,828	69,489	1,287,495	1,604,292	251,748
Income tax expenses	43,626	69,635	62,332	9,781	120,778	242,461	38,047
Depreciation and amortization	478,400	697,889	739,176	115,993	1,638,474	2,616,898	410,648
Operating lease cost relating to prepaid land use rights	8,281	10,454	10,553	1,656	20,412	40,422	6,343
Accretion expenses for asset retirement costs	1,174	1,478	1,483	233	4,084	6,227	977
Share-based compensation expenses	111,237	91,760	90,906	14,265	333,686	391,275	61,400
Gain from purchase price adjustment	0	0	(7,010)	(1,100)	(55,154)	(7,010)	(1,100)
Adjusted EBITDA	757,953	962,157	1,027,386	161,221	2,680,561	3,703,352	581,137
Adjusted EBITDA margin	46.5%	46.7%	47.0%	47.0%	46.7%	47.4%	47.4%